UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

United Microelectronics Corporation (“UMC”)

(Exact name of registrant as specified in its charter)

State or other jurisdiction of incorporation or organization: Taiwan, R.O.C.

Address of principal executive offices & Zip Code: No.3, Li-Hsin Road. II, Hsinchu Science Park, Hsinchu City, Taiwan 30077, R.O.C.

Commission File Number: 001-15128

Name and telephone number, including area code, of the person to contact in connection with this report: Michael Chaing, telephone number:886-3-5782258 Ext.37318 or 8637318

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1-Conflict Minerals Disclosures

In accordance with the execution of this SD Form, UMC has concluded in good faith that during 2013:

(a)	UMC is a manufacturer and seller of patterned semiconductor wafers and/or die cut from such wafers. Various materials, inclusive of but not limited to tantalum, tin, gold and tungsten (“Conflict Minerals”) are necessary to the functionality or production of such semiconductor wafers manufactured by UMC or contracted by UMC to be manufactured.

(b)	UMC has adopted an “EICC-GeSI Conflict Minerals Reporting Template” created by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), which is consistent with EICC’s and GeSI’s Conflict Free Smelter (CFS) Program and other similar activities, when conducting a country origin inquiry regarding those Conflict Materials utilized by UMC and UMC’s contractors. After the reasonable country origin inquiry, UMC determines that Conflict Minerals utilized by UMC and UMC’s contractors did not originate in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with DRC, the “Covered Countries”).

(c)	UMC caused its following consolidated subsidiary companies to perform a country origin inquiry similar to that described in above paragraph (b). All these consolidated subsidiary companies determine that Conflict Minerals utilized by them and their contractors did not originate in the Covered Countries. Responses from these consolidated subsidiary companies are summarized as follows:

Name of UMC subsidiary companies	Necessary Conflict Minerals	Is the country of origin “Covered Countries” ?
Wavetek Microelectronics Corp.	tantalum, gold, tungsten	NO

Alliance Optotek Corp.	tin	NO

NexPower Technology Corp.	gold, tin	NO

He Jian Technology (Suzhou) Co., Ltd.	tungsten	NO

Section 2-Available internet website link for this Conflict Minerals Disclosures:

This Form SD is posted on UMC’s publicly available internet website at:

English version: http://www.umc.com/English/CSR/c_3.asp

Chinese version: http://www.umc.com/chinese/CSR/c_3.asp

Pursuant to the requirements of the Securities Exchange Act of 1934, UMC has duly caused this Form SD to be signed on its behalf by the duly authorized undersigned.

UMC

By:	/s/ Po Wen Yen
Printed Name:	Po Wen Yen
Title:	Chief Executive Officer

Date: May 29, 2014

2